 Exhibit (h)(16)(ii)
AMENDMENT TO PARTICIPATION AGREEMENT

This Amendment (the “Amendment”) to the Participation Agreement  dated December 8, 2020, as amended (the “Agreement”) among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price International Series, Inc. (collectively, the “Funds”), T. Rowe Price Investment Services, Inc. (the “Underwriter”), and Protective Life Insurance Company (the “Company”), is effective  as of May 3, 2021.

WHEREAS, Fund, Underwriter and Company wish to make certain trades manually and not through Company’s Designee (as that term is defined in the Agreement); and

WHEREAS, any defined terms used, but not defined, herein shall have the same meanings assigned to them in the Agreement;

NOW, THEREFORE, the parties hereby amend the agreement as follows:

1.
A new Section 1.13 is hereby added to the Agreement as follows:

“1.13   In the event Company  does not utilize Designee to place trades, and in accordance with manual procedures agreed upon between Company and Underwriter, Company may place orders for the Fund by 8:30 a.m. EST on the next Business Day after the Company receives such orders from the Contract owners (“T+1”), provided such orders are received by Company in good order prior to 4:00 p.m. EST (or at such other time the net asset value of the Fund is priced in accordance with its prospectus).  “Business Day” means any day, other than Saturday or Sunday, on which the New York Stock Exchange is open for business in the United States.  In the event there are net purchases in a Fund (a net result of purchases and redemptions) the report will reflect the net dollar amount to be purchased in each Fund.  In the event there are net redemptions in a Fund, the report will reflect the net dollar amount to be redeemed in each Fund.  Provided that Company so communicates orders to T. Rowe Price Services, the transfer agent to the Funds (“Price Services”) in accordance with agreed upon procedures, orders will be deemed to be received by Company as agent for the Funds as of the close of trading each Business Day that such orders are received by Company from the Contract owners.

In the event there are net purchases on any Business Day for any Fund, Company will wire to Price Services by 4:00 p.m. EST on T+1 the dollar amount of the net purchase.  In the event there are net redemptions for the day, Price Services will wire to Company by 4:00 p.m. EST on T+1, the dollar amount of the net redemptions; provided, however, Price Services reserves the right to settle redemption transactions within the time period set forth in the applicable Fund’s then-current prospectus.  Dividends will start to accrue the Business Day after payment is received.

If Company is unable to communicate the information set forth in the paragraph above by the time so designated, Price Services will not accept the trades to be processed based on that Business Day’s closing net asset value.  If payment is not received by Price Services by the close of business on T+1, Price Services shall have the right to cancel the purchase in the Fund and hold Company responsible for any losses, charges, costs, fees, interest, or other expenses incurred by Price Services or the Funds in connection with any advances to, or borrowings or overdrafts by Price Services, or any similar expense or loss incurred by the Funds, as a result of portfolio transactions effected by the Funds based upon such purchase orders for the Company.

Instructions shall be effected in accordance with the Fund prospectus and the requirements of the 1940 Act.  Price Services reserves the right to require reasonable proof that orders were received by Company in accordance with a time designated by the Fund.

Notwithstanding anything to the contrary in this Agreement, the Board of Directors of the Fund (hereinafter the “Board”) may refuse to sell shares of any Fund to any person, or suspend or terminate the offering of shares of any Funds if such action is required by law or by regulatory authorities having jurisdiction, or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Funds.

The Fund reserves the right to suspend the right of redemption or postpone the date of payment or satisfaction upon redemption consistent with Section 22(e) of the 1940 Act and any rules thereunder, and in accordance with the procedures and policies of the Fund as described in the then-current prospectus.

Price Services shall furnish notice promptly to Company of any dividend or distribution payable on the shares of the Fund in the Account.  All such dividends and distributions payable on the Fund shares shall be automatically reinvested in additional shares of the Fund.  Price Services shall notify Company of the number of shares so issued.

Each party shall notify the other of any errors, omissions or interruptions in, or delay or unavailability of the transmission of any order, notification or information as promptly as possible.

2.
All other terms of the Agreement shall remain in full force and effect.

3.
This Amendment may be signed in any number of counterparts, including facsimile copies thereof or electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Signatures located on following page

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and on its behalf by its duly authorized representative as of the date specified above.

T. ROWE PRICE INVESTMENT SERVICES, INC. By: __________________________________ Name: Title:	PROTECTIVE LIFE INSURANCE COMPANY By: __________________________________ Name: Title:

T. ROWE PRICE EQUITY SERIES, INC. By: __________________________________ Name: Title: T. ROWE PRICE FIXED INCOME SERIES, INC. By: __________________________________ Name: Title:

T. ROWE PRICE INTERNATIONAL SERIES, INC.

By: __________________________________
Name:
Title: